Goodwin Procter LLP Counsellors at Law 901 New York Avenue, NW Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

December 8, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Laura E. Hatch

Re:	Columbia Funds Series Trust
File No. 811-09645

Dear Ms. Hatch:

We are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on November 10, 2010 with respect to the preliminary joint proxy statement (the “Proxy Statement”) for Columbia Funds Series Trust (the “Registrant”) filed with the Commission on November 2, 2010 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.

For convenience of reference, we have set forth each of the Staff’s comments below, followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated. Deletions are marked by strike-throughs, and additions by underlining.

Important Information to Help You Understand and Vote on the Proposals

1.	Comment: Please clarify the disclosure on page iii of the Proxy Statement that describes the effect of the larger group of proposals on the Combined Fund Complex.

Response: To emphasize that the reduction that is referenced is the cumulative effect of the larger group of proposals across the various funds in the complex, the relevant portion of the Proxy Statement has been revised to read as follows:

“The investment advisory fee rates payable by the IMS Fee Funds would increase at all or most asset levels and by the LifeGoal Portfolios would increase with respect to certain types of assets (with current effective advisory fees increasing by up to 0.34% depending on your IMS Fee Fund or by up to [0.55]% on certain assets depending on your LifeGoal Portfolio), as described in the accompanying Joint Proxy Statement. Even though certain fee rates will increase for certain funds, including the IMS Fee Funds and the LifeGoal Portfolios, the net effect of the larger group of proposals, which, for many of the funds comprising the Combined Fund Complex, include reductions in administration fee rates and contractual expense limitations, is expected to be a reduction in the overall fees paid, on a cumulative basis, by the various funds comprising the Combined Fund Complex. Thus, on a cumulative basis,

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shareholders, many of whom own shares of more than one fund, may pay lower fees overall even if the cost of a particular fund is increasing.”

In addition, to highlight that the impact on the affected Funds is described in detail in the accompanying proxy statement, the following sentence has been revised to read as follows, and will appear in bold text on page iii:

“Comparisons of the investment advisory fee rates for each IMS Fee Fund and LifeGoal Portfolio, and, if effective investment advisory fees would increase, gross and net expense ratios, are included in the accompanying Joint Proxy Statement.”

Proposal 1 – Election of Trustees

2.	Comment: On page 6 of the Proxy Statement, please specify the number of current trustees and the total number of nominees proposed to be added to the Columbia Nations Board.

Response: The requested change has been made.

3.	Comment: Please explain how adding Board members can lead to cost efficiencies, as disclosed on page 6 of the Proxy Statement.

Response: The relevant portion of the Proxy Statement has been revised to read as follows:

“In this regard, even though the Columbia Nations Board that oversees each Fund would be larger and cause the portion of the fund complex overseen by the board to pay more in trustee compensation in the aggregate, reducing the number of separate boards overseeing a fund complex can lead to operational efficiencies by reducing the number of board meetings, minimizing inconsistencies in governance and oversight matters, and streamlining the resources needed to support Board reporting and interaction.”

4.	Comment: On page 10 of the Proxy Statement, please add disclosure that Stephen R. Lewis, Jr. is a Non-Interested Trustee to the sentence describing his expected appointment as Chairman.

Response: The requested change has been made.

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5.	Comment: On page 15 of the Proxy Statement, please disclose the amount of additional compensation paid to the Board and Committee Chairs for the calendar year ended December 31, 2009:

Response: Instead of describing the various components of trustee compensation, which is not required by Schedule 14A, the referenced paragraph has been revised to read as follows:

“Information about total trustees’ fees paid by each Fund and the Trust to the Non-Interested Trustees and Interested Trustees is included in Appendix D to this Joint Proxy Statement.”

Proposal 2 – Approve Amendment to IMS Agreement

6.	Comment: On page 19 of the Proxy Statement, please bold the cross references to Appendix F, Appendix G-1 and Appendix G-2.

Response: The requested change has been made.

7.	Comment: Please confirm supplementally that the fee tables for each Fund that is neither an IMS Fee Fund nor a LifeGoal Portfolio will not change.

Response: The Registrant confirms that for each Fund that is neither an IMS Fee Fund nor a LifeGoal Portfolio, the approval of the proposals being submitted to shareholders would not “directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders,” and thus no fee tables are required to be included in the Proxy Statement pursuant to Schedule 14A.

8.	Comment: On page 20 of the Proxy Statement, please prominently state that a Fund’s administration fee rates can be increased at any time in the future without a vote by the Fund’s shareholders.

Response: The requested statement has been added.

9.	Comment: Please revise the disclosure on page 22 of the Proxy Statement to clarify whether the fee caps are “expected” or contractual.

Response: The relevant disclosure has been revised to specify that the fee caps are contractual and not merely “expected.”

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10.	Comment: If there are fewer than three different termination dates of the contractual peer group median expense ratio limitations described on page 22 of the Proxy Statement, please revise the disclosure to include such termination dates.

Response: All contractual peer group median expense ratio limitations terminate in June or July 2012.

Appendix D – Trustee Compensation

11.	Comment: Please confirm supplementally that none of the Trustees is entitled to receive any benefits from the Funds upon retirement, other than deferred compensation.

Response: The Registrant confirms that none of the Trustees is entitled to receive any benefits from the Funds upon retirement, other than deferred compensation.

Appendix G-1 – Comparison of Current and Proposed Annual Operating Expenses of the IMS Fee Funds

12.	Comment: Please revise the title of the “Net Expense Ratio” line item in each fee comparison table to conform to the relevant instruction to Item 3 of Form N-1A, which states that if there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Registrant should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively. Please also use conforming language in the footnotes of this Appendix G-1.

Response: The requested changes have been made.

13.	Comments: Revise the tables in Appendix G-1 and Appendix G-2 to delete any references to “Buying Funds”.

Response: The requested changes have been made.

14.	Comment: The Staff notes that many of the reimbursement arrangements described in Appendix G-1 and Appendix G-2 expire in mid-2011. Please revise the disclosure by moving disclosure of any expense reimbursement or fee waiver arrangement that is committed for less than a year from the date of filing from the fee table itself to a footnote.

Response: Columbia Management has contractually committed to waive fees and/or reimburse expenses for each such Fund with such an arrangement until 2012. These

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commitments will take effect whether shareholders approve the proposed amendment to the IMS Agreement or not. Therefore, we have revised Appendix G-1 and G-2 and reflected those arrangements in both the current and proposed fee tables.

15.	Comment: Please revise the example table for Columbia Large Cap Enhanced Core Fund in Appendix G-1 to reflect the stepped fee rate increases described in footnote 1 to the fee table.

Response: The requested change has been made.

16.	Comment: Please correct all inconsistent fee rate information in Appendix G-1 and Appendix G-2 (for example, in the fee comparison table for Columbia Mid Cap Value Fund on page G1-6, current and proposed “Management Fees” are listed as “0.71%,” but in the footnotes thereto, “Management Fees” are listed as “0.70%” and are described as being “composed of an investment management services fee of 0.65% and an administration fee of 0.05%.”

Response: The requested corrections have been made.

Appendix G-2 – Comparison of Current and Proposed Annual Operating Expenses of the LifeGoal Portfolios

17.	Comment: Please verify that the Current Management Fees of Columbia LifeGoal® Income Portfolio disclosed on page G2-4, are gross fees and not net fees.

Response: The Registrant confirms that “current Management Fees” are gross fees and not net fees.

18.	Comment: Please consider moving the description of the current expense reimbursement or fee waiver arrangement for Columbia LifeGoal® Income Portfolio on page G2-4 from footnote 1 to footnote 5.

Response: The referenced description has been moved from footnote 1 to footnote 5.

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As discussed during the telephone conversation, the Registrant is filing a revised preliminary Proxy Statement because of the need to add disclosure of a new Proposal 3 requesting shareholder approval of a new subadvisory agreement with Threadneedle International Limited for Columbia Multi-Advisor International Equity Fund.

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The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at 202-346-4530.

Sincerely,

/s/ Marco E. Adelfio

Marco E. Adelfio

cc:	Christopher O. Petersen, Esq.

Robert M. Kurucza, Esq.